CHINA WATER AND DRINKS, INC.
18th Floor, Development Centre Building
Ren Min Nan Road, Shenzhen
People’s Republic of China 518001

October 19, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Mara Ransom and Indira Lall

Re:	Request for Withdrawal of Registration Statement on Form SB-2,
File Number 333-146097 (the “Registration Statement”)

Dear Ms Ransom and Ms Lall:

China Water and Drinks, Inc. (the “Company”) hereby makes application to withdraw the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). The reason that the Company is requesting withdrawal of the Registration Statement is because the Company is contemplating a private offering of securities in the near future and wishes to avoid any implication that the two should be integrated for purposes of Section 5 of the Securities Act. No securities have been sold under the Registration Statement. The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. Please provide a copy of the order granting withdrawal via facsimile to the Company’s counsel, Mitchell Nussbaum or Angela Dowd, at (212) 407-4990. Should you have any questions regarding this matter, please contact Ms Dowd at (212) 407-4097.

Very truly yours, CHINA WATER AND DRINKS, INC.

By:	/s/Chen Xing Hua
Chen Xing Hua
Chief Executive Officer